SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 October, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 02 September 2022
Exhibit 1.2	Transaction in Own Shares dated 02 September 2022
Exhibit 1.3	Transaction in Own Shares dated 05 September 2022
Exhibit 1.4	Transaction in Own Shares dated 06 September 2022
Exhibit 1.5	Transaction in Own Shares dated 07 September 2022
Exhibit 1.6	Transaction in Own Shares dated 08 September 2022
Exhibit 1.7	Transaction in Own Shares dated 09 September 2022
Exhibit 1.8	Transaction in Own Shares dated 12 September 2022
Exhibit 1.9	Transaction in Own Shares dated 13 September 2022
Exhibit 1.10	Transaction in Own Shares dated 14 September 2022
Exhibit 1.11	Transaction in Own Shares dated 15 September 2022
Exhibit 1.12	Transaction in Own Shares dated 16 September 2022
Exhibit 1.13	Transaction in Own Shares dated 20 September 2022
Exhibit 1.14	Transaction in Own Shares dated 21 September 2022
Exhibit 1.15	Transaction in Own Shares dated 22 September 2022
Exhibit 1.16	Transaction in Own Shares dated 23 September 2022
Exhibit 1.17	Transaction in Own Shares dated 26 September 2022
Exhibit 1.18	Transaction in Own Shares dated 27 September 2022
Exhibit 1.19	Transaction in Own Shares dated 28 September 2022
Exhibit 1.20	Directorate Change dated 29 September 2022
Exhibit 1.21	Transaction in Own Shares dated 29 September 2022
Exhibit 1.22	Director/PDMR Shareholding dated 30 September 2022
Exhibit 1.23	Director/PDMR Shareholding dated 30 September 2022

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 1 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,679,242 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,034,952	1,562,848	3,081,442
Highest price paid per Share (pence):	445.4000	445.4000	445.4000
Lowest price paid per Share (pence):	436.5500	436.5500	436.5500
Volume weighted average price paid per Share (pence):	440.5313	440.5671	440.3923

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	440.5313	7,034,952
Cboe (UK) – BXE	440.5671	1,562,848
Cboe (UK) – CXE	440.3923	3,081,442

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0247Y_1-2022-9-1.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 2 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,468,739 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,249,838	1,389,715	2,829,186
Highest price paid per Share (pence):	457.4500	457.3500	457.3500
Lowest price paid per Share (pence):	444.0000	444.0500	444.1500
Volume weighted average price paid per Share (pence):	452.9059	453.2359	453.0919

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	452.9059	7,249,838
Cboe (UK) – BXE	453.2359	1,389,715
Cboe (UK) – CXE	453.0919	2,829,186

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1799Y_1-2022-9-2.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer
BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	02 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,816,295,279
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,852,476,240

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 5 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,098,541 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,523,638	1,099,080	2,475,823
Highest price paid per Share (pence):	467.0000	467.0000	467.0000
Lowest price paid per Share (pence):	452.5000	453.4500	453.4500
Volume weighted average price paid per Share (pence):	461.5445	462.1565	461.9140

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	461.5445	6,523,638
Cboe (UK) – BXE	462.1565	1,099,080
Cboe (UK) – CXE	461.9140	2,475,823

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3383Y_1-2022-9-5.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	05 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,804,616,037
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,840,796,998

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 6 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,668,491 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,602,041	1,284,473	2,781,977
Highest price paid per Share (pence):	462.0500	461.9500	462.2500
Lowest price paid per Share (pence):	449.9000	449.9000	449.9000
Volume weighted average price paid per Share (pence):	454.5064	454.2721	454.2909

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	454.5064	6,602,041
Cboe (UK) – BXE	454.2721	1,284,473
Cboe (UK) – CXE	454.2909	2,781,977

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5024Y_1-2022-9-6.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 7 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,704,869 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,046,484	1,592,490	3,065,895
Highest price paid per Share (pence):	454.2000	454.2000	454.2000
Lowest price paid per Share (pence):	440.7500	440.7500	440.6500
Volume weighted average price paid per Share (pence):	446.4985	445.6906	445.7805

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	446.4985	6,046,484
Cboe (UK) – BXE	445.6906	1,592,490
Cboe (UK) – CXE	445.7805	3,065,895

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6755Y_1-2022-9-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,783,048,757
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,819,229,718

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 8 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,209,724 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,782,228	1,442,059	2,985,437
Highest price paid per Share (pence):	449.8000	449.8000	449.8000
Lowest price paid per Share (pence):	439.9500	440.0500	440.0500
Volume weighted average price paid per Share (pence):	444.1562	443.8788	443.9380

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	444.1562	6,782,228
Cboe (UK) – BXE	443.8788	1,442,059
Cboe (UK) – CXE	443.9380	2,985,437

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8418Y_1-2022-9-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,772,380,266
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,808,561,227

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 9 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,004,132 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,950,234	1,384,317	2,669,581
Highest price paid per Share (pence):	455.7000	455.7000	455.7000
Lowest price paid per Share (pence):	446.9000	446.9000	446.9000
Volume weighted average price paid per Share (pence):	452.4819	452.6837	452.5061

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	452.4819	6,950,234
Cboe (UK) – BXE	452.6837	1,384,317
Cboe (UK) – CXE	452.5061	2,669,581

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0063Z_1-2022-9-9.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 12 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,043,219 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,402,507	1,458,800	3,181,912
Highest price paid per Share (pence):	461.8000	461.8000	461.8000
Lowest price paid per Share (pence):	453.5000	453.9000	453.7500
Volume weighted average price paid per Share (pence):	458.4737	458.6859	458.6685

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	458.4737	6,402,507
Cboe (UK) – BXE	458.6859	1,458,800
Cboe (UK) – CXE	458.6685	3,181,912

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1777Z_1-2022-9-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,761,675,397
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,031,098,461
New total number of voting rights (including treasury shares):	19,797,856,358

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,750,907,423
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,786,646,634

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 13 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,750,633 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,788,917	1,289,127	2,672,589
Highest price paid per Share (pence):	465.9500	465.9000	465.9500
Lowest price paid per Share (pence):	456.5500	456.4500	456.6500
Volume weighted average price paid per Share (pence):	461.9988	461.9787	462.1390

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	461.9988	6,788,917
Cboe (UK) – BXE	461.9787	1,289,127
Cboe (UK) – CXE	462.1390	2,672,589

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3421Z_1-2022-9-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,739,903,291
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,775,642,502

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 14 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,915,769 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,710,606	1,225,702	2,979,461
Highest price paid per Share (pence):	465.8000	465.8000	465.8000
Lowest price paid per Share (pence):	454.4000	454.6000	454.5000
Volume weighted average price paid per Share (pence):	460.6424	461.0763	460.9776

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	460.6424	6,710,606
Cboe (UK) – BXE	461.0763	1,225,702
Cboe (UK) – CXE	460.9776	2,979,461

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5072Z_1-2022-9-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,728,860,072
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,764,599,283

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 15 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,950,072 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,835,416	1,321,448	2,793,208
Highest price paid per Share (pence):	466.3000	466.3000	466.3000
Lowest price paid per Share (pence):	454.0500	454.0500	454.0000
Volume weighted average price paid per Share (pence):	459.5811	458.7548	458.9086

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	459.5811	6,835,416
Cboe (UK) – BXE	458.7548	1,321,448
Cboe (UK) – CXE	458.9086	2,793,208

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6699Z_1-2022-9-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,718,109,439
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,753,848,650

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 16 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,065,834 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,021,672	1,361,751	2,682,411
Highest price paid per Share (pence):	460.3000	460.3000	460.3000
Lowest price paid per Share (pence):	451.0500	451.0500	451.0500
Volume weighted average price paid per Share (pence):	456.7378	456.2759	456.2461

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	456.7378	7,021,672
Cboe (UK) – BXE	456.2759	1,361,751
Cboe (UK) – CXE	456.2461	2,682,411

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8288Z_1-2022-9-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days. The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,707,193,670
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,742,932,881

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 20 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,293,695 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,749,152	1,519,736	3,024,807
Highest price paid per Share (pence):	462.9000	462.9000	462.9000
Lowest price paid per Share (pence):	451.6000	451.7000	451.6000
Volume weighted average price paid per Share (pence):	456.9912	456.2779	456.3079

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	456.9912	6,749,152
Cboe (UK) – BXE	456.2779	1,519,736
Cboe (UK) – CXE	456.3079	3,024,807

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0539A_1-2022-9-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,696,243,598
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,731,982,809

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 21 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,226,664 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,728,099	1,469,967	3,028,598
Highest price paid per Share (pence):	465.8500	465.8500	465.8500
Lowest price paid per Share (pence):	453.2500	453.2500	453.2500
Volume weighted average price paid per Share (pence):	458.8839	458.8817	458.8936

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	458.8839	6,728,099
Cboe (UK) – BXE	458.8817	1,469,967
Cboe (UK) – CXE	458.8936	3,028,598

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2102A_1-2022-9-21.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,685,177,764
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,720,916,975

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 22 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,328,954 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	7,023,826	1,404,483	2,900,645
Highest price paid per Share (pence):	464.5000	464.5000	464.5000
Lowest price paid per Share (pence):	451.2000	451.2000	451.2000
Volume weighted average price paid per Share (pence):	458.1747	458.2678	458.2330

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	458.1747	7,023,826
Cboe (UK) – BXE	458.2678	1,404,483
Cboe (UK) – CXE	458.2330	2,900,645

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3701A_1-2022-9-22.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,673,884,069
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,709,623,280

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the “Company”) announces that on 23 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 13,111,173 of its ordinary shares of $0.25 each (“Shares”) on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the “Programme”) and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	8,064,346	1,754,110	3,292,717
Highest price paid per Share (pence):	455.7500	455.7500	455.7500
Lowest price paid per Share (pence):	428.3500	428.3500	428.3500
Volume weighted average price paid per Share (pence):	440.1831	438.0080	438.4556

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company’s 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	440.1831	8,064,346
Cboe (UK) – BXE	438.0080	1,754,110
Cboe (UK) – CXE	438.4556	3,292,717

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5191A_1-2022-9-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1.
Information on the issuer

BP p.l.c.
1 St. James’s Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,662,657,405
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,698,396,616

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 13,383,544 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	8,037,373	1,971,833	3,374,338
Highest price paid per Share (pence):	434.50	434.40	434.40
Lowest price paid per Share (pence):	422.30	422.35	422.35
Volume weighted average price paid per Share (pence):	428.6336	428.9601	428.7351

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	428.6336	8,037,373
Cboe (UK) - BXE	428.9601	1,971,833
Cboe (UK) - CXE	428.7351	3,374,338

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6972A_1-2022-9-26.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,651,328,451
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,687,067,662

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 13,081,457 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	8,235,310	1,630,064	3,216,083
Highest price paid per Share (pence):	435.10	435.05	435.05
Lowest price paid per Share (pence):	425.45	426.65	425.45
Volume weighted average price paid per Share (pence):	431.6493	431.6981	431.6530

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	431.6493	8,235,310
Cboe (UK) - BXE	431.6981	1,630,064
Cboe (UK) - CXE	431.6530	3,216,083

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9034A_1-2022-9-27.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,638,217,278
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,673,956,489

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 13,135,122 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	9,051,149	1,387,509	2,696,464
Highest price paid per Share (pence):	437.65	437.65	437.65
Lowest price paid per Share (pence):	421.35	421.50	421.70
Volume weighted average price paid per Share (pence):	431.0699	431.7434	431.4923

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	431.0699	9,051,149
Cboe (UK) - BXE	431.7434	1,387,509
Cboe (UK) - CXE	431.4923	2,696,464

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0637B_1-2022-9-28.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	28 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,624,833,734
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,660,572,945

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP announces non-executive director appointment

BP p.l.c. ("bp") today announced the appointment to its board of Satish Pai as a non-executive director. His appointment will take effect from 1 March 2023. Satish will join the Safety and Sustainability Committee upon appointment.

Satish Pai has been Managing Director of Hindalco Industries since 2016 and Chief Executive Officer of their Aluminium Business since 2013. Before joining Hindalco Industries, Satish had been with Schlumberger for 28 years in a range of engineering and management roles, including executive vice-president, worldwide operations. Satish has also served as a non-executive director of ABB since 2016.

Helge Lund, chair of bp, said: "On behalf of the board, I am delighted to welcome Satish to bp. Satish is an accomplished and transformative executive with broad experience in operations and technology management in both resources and energy industries and the board will also benefit from his strong digital capability and experience."

At the date of this announcement, Satish is currently a Director at Hindalco Industries Limited and ABB Ltd.  There are no additional matters that require disclosure under 9.6.13R of the UK Listing Rules.

Further information
bp press office, London:

bppress@bp.com, +44 (0)7831 095541

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 September 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 13,081,159 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 2 August 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	8,314,757	1,705,924	3,060,478
Highest price paid per Share (pence):	438.30	438.30	438.30
Lowest price paid per Share (pence):	426.35	426.20	426.55
Volume weighted average price paid per Share (pence):	432.3250	431.6736	431.7041

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c.  (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	432.3250	8,314,757
Cboe (UK) - BXE	431.6736	1,705,924
Cboe (UK) - CXE	431.7041	3,060,478

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2369B_1-2022-9-29.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	29 September 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,611,752,277
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,030,656,711
New total number of voting rights (including treasury shares):	19,647,491,488

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.22

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Amanda Blanc
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Purchase of ordinary shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.389189	23,500
d)	Aggregated information - Volume - Price - Total	23,500 £4.389189 £103,145.94
e)	Date of the transaction	30 September 2022
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.23

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.33384	69
d)	Aggregated information - Volume - Price - Total	69 £4.33384 £299.03
e)	Date of the transaction	28 September 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.331	109
d)	Aggregated information - Volume - Price - Total	109 £4.331 £472.08
e)	Date of the transaction	28 September 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 October 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary